                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                                 Form 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15d OF THE
     SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

     For the Fiscal year ended



               OR


[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from          to

                       Commission file number 0-8777

                   Color Tile Employees Investment Plan

            Full title of the plan and address of the plan, if
              different from that of the issuer named below:

                             Color Tile, Inc.
                            515 Houston Street
                           Fort Worth, TX  76102




        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

      Color Tile Employees Investment Plan
      Financial Statements and Additional Information
      June 30, 1993 and 1992



Color Tile Employees Investment Plan
Table of Contents to Financial Statements and Additional Information


                                                                  Page
Financial Statements:

 Report of Independent Accountants                                 1

 Statement of Net Assets Available for Benefits
  December 31, 1993 and 1992                                       2

 Statement of Changes in Net Assets Available for Benefits
  For the Years Ended December 31, 1993 and 1992                   3

 Notes to Financial Statements                                     4-9

Additional Information:*

 Schedule I   Schedule of Assets Held for Investment Purposes      10




* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                  Report of Independent Accountants



January 3, 1994


To the Participants and Administrative Committee of the Color Tile Employees Investment Plan


In our opinion, the accompanying statements of net assets available for benefits , and the related statements of changes in net assets available for benefits, present fairly, in all material respects, the financial status of the Color Tile Employees Investment Plan at June 30, 1993 and 1992, and the changes in its financial status for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's Administrative Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's Administrative Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As explained in Note 3, the financial statements include investments in real estate, valued at $25,399,305, whose values have been estimated by the Plan's Administrative Committee in accordance with the procedures described in the Note. We have tested the procedures used by the Administrative Committee in arriving at their estimate of fair value and have tested underlying documentation. In the circumstances, we believe the procedures are reasonable and the documentation appropriate. Because of the subjectivity inherent in any estimate of fair value of real estate, and because the real estate related assets underlying the Plan's investments are held for long-term operation and appreciation and, thus, are not presently for sale, amounts ultimately realized from the real estate related investments may vary significantly from the fair values presented, and the differences could be material to the financial statements.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICE WATERHOUSE
Price Waterhouse

Color Tile Employees Investment Plan
Statements of Net Assets Available for Benefits
June 30, 1993 and 1992

                                              1993                   1992

Assets

 Investments, at fair value (Note 3)       $ 27,306,240         $ 26,748,933
 Receivables:
  Rental income                                 709,200              608,566
  Employer contributions                        140,464              208,662
  Employee contributions                        128,434              110,536
  Other                                          15,975                -

    Total assets                             28,300,313           27,676,697


Liabilities

 Debt                                         9,771,937            9,784,502
 Accounts payable to employer                   219,078              169,735
 Accrued interest payable                       511,582              532,042
 Income taxes payable                           107,461              129,338
 Deferred tax liability                          34,365                -

    Total liabilities                        10,644,423           10,615,617

Net assets available for benefits          $ 17,655,890         $ 17,061,080



























                  The accompanying notes are an integral
                    part of these financial statements.

Color Tile Employees Investment Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended June 30, 1993 and 1992

                                                 1993                 1992


Additions to net assets attributed to:
 Investment income:
  Rental income from real estate           $  3,270,556         $  3,168,609
  Interest and dividend income                   50,533              139,779
  Realized gain on investment dispositions          -                270,162
  Net change in unrealized appreciation
    (depreciation) of investments               438,290             (136,927)

     Net investment income                    3,759,379            3,441,623

 Contributions:
  Employer                                      745,985              874,441
  Employee                                    1,601,798            1,748,499

     Total additions                          6,107,162            6,064,563


Deductions from net assets attributed to:
 Withdrawal payments                          3,606,813            2,802,918
 Interest expense                             1,747,188            1,879,604
 Income tax expense                             158,351              129,338

     Total deductions                         5,512,352            4,811,860


Increase in net assets
   available for benefits                       594,810            1,252,703

Net assets available for benefits:
 Beginning of year                           17,061,080           15,808,377

 End of year                               $ 17,655,890         $ 17,061,080















                  The accompanying notes are an integral
                    part of these financial statements.

Color Tile Employees Investment Plan
Notes to Financial Statements
June 30, 1993 and 1992


Note 1   Description of the Plan

The Color Tile Employees Investment Plan (the "Plan") is a defined contribution plan the purpose of which is to provide employees of Color Tile, Inc. (the "Company") with a consistent investment program for their retirement and an opportunity to participate in the long-term growth of the Company. Each participant elects to defer between 2% and 5% of their gross salary which is paid into the Plan as a salary reduction contribution for the account of the participant. The Company makes quarterly contributions to the Plan equal to 50% of the salary reduction contribution of each participant. Participant are not subject to federal income tax on Company contributions to the Plan or any gains from investments of the Plan until they make withdrawals from the Plan.

Administration of the Plan is the responsibility of an Administrative Committee consisting of three individuals appointed by the Company's Board of Directors.

Participants enrolled in the Plan as of January 31, 1989 are fully vested in the Company contribution portion of their accounts. Employees who commence participation in the Plan after January 31, 1989 become 20% vested in the Company contribution portion of their account for each year of service with the Company, and become fully vested after five years of service.

Upon reaching age 59-1/2, upon death or disability, or upon termination of employment, the accumulated benefits in a participant's account are to be paid to the participant or his beneficiaries either in a lump sum or other mode of settlement. Prior to these events, withdrawals can only be made in a financial hardship situation. An employee may elect a limited withdrawal of his Company and voluntary contributions that are not at contributions made within twenty-four months preceding the withdrawal. Voluntary contributions are available for withdrawal at any time. Forfeitures withdrawals occur from the nonvested portion of the participants' account value from employer contributions.

The above description provides only general information. Participants should refer to the Summary Plan Description of the Plan document for a more complete explanation of the Plan's provisions.

The Company has the right, under the Plan, to amend or terminate the Plan, subject to provisions set forth in the Employee Retirement Income Security Act of 1974 (ERISA). Amendment of the Plan may not deprive participants of their vested interests or divert Plan assets from the exclusive benefit of the participants or their beneficiaries. In the event of termination or partial termination of the Plan, or upon complete discontinuance contributions, the accounts of each participant shall be nonforfeitable. In the event of termination of the Plan, the assets of the Plan shall be allocated to participants and beneficiaries and distributed in accordance with the provisions of Section 403(d)(2) of ERISA and any regulations promulgated thereunder, provided however, the amounts deferred under Section 401(k) of the Code shall not be distributed earlier than normal retirement age, death, disability, separation from service, hardship or attainment of age 59-1/2. The Company has no intentions of discontinuing the Plan at the present.

Color Tile Employees Investment Plan
Notes to Financial Statements
June 30, 1993 and 1992
(continued)

Note 2   Summary of Significant Accounting Policies

Method of accounting - The Plan's financial statements are prepared on the accrual basis of accounting.

Investment valuation - All securities investments are stated at fair value as determined by quoted prices in an active market. Investments in real estate are stated at estimated fair value (see Note 3).

Rental income - As of June 30, 1993, all real estate leases are classified as operating leases. The accompanying statements of changes in net assets available for benefits reflect rental income on a straight-line basis over the term of the lease for all noncancelable future minimum lease payments. Additional rental income is contingent upon the lessor's level of sales and is recognized only upon the achievement of the defined sales levels.

Income taxes - The U.S. Treasury Department has informed the Administrative Committee that the Plan and amendments to the Plan are qualified under
Section 401(a) of the Internal Revenue Code and is therefore exempt from federal income taxes under Section 501(a) of the Code. The Internal Revenue Service granted a favorable letter of determination to Plan in 1986. However, in accordance with Section 501(b), the Plan is subject to income taxes on any unrelated trade or business income earned on debt-financed property as defined by the Internal Revenue Code. The income tax expense on the unrelated trade or business income was $158,351 and $129,338 for the years ended June 30, 1993 and 1992, respectively, and was recorded as a liability of the Plan during the respective fiscal years.

Contributions and deposits - Participants' deposits and the matching Company contributions are recorded in the period that the participants' deposits are withheld from their compensation. Matching Company contributions are calculated assuming participants are 100% vested. Upon termination or withdrawal of a less than 100% vested participant, the nonvested portion of the Company contribution is applied towards future Company contributions.

Benefits - The Plan recognizes benefits payable to participants at the point the benefit has been paid. Form 5500 recognizes benefits payable as a liability to the Statement of Net Assets Available for Benefits. Benefits payable for claims processed and approved for payment by the Plan at June 30, 1993 and 1992 are $935,714 and $1,501,050, respectively.

Expenses of the Plan - Costs incurred in purchasing, selling and valuation of securities or other assets of the Plan are paid for by the Plan. All other expenses, including accounting, clerical, reporting, printing and postage, are paid by the Company.

Color Tile Employees Investment Plan
Notes to Financial Statements
June 30, 1993 and 1992
(continued)


Note 3   Investments

Investments at June 30, 1993 and 1992, including individual investments in excess of 5% of the Plan's total assets, consisted of the following:

                                       1993                  1992

                                   Cost     Fair Value         Cost       Fair Value


Securities:

Tandy Corporation, 60,856
   shares common stock        $     63,142  $  1,825,680  $     63,142  $  1,490,972
Real estate (45 and 44
   properties, respectively)    22,330,635    25,399,305    21,105,635    24,070,723
Short-term money market fund
   Texas Commerce Bank,
   Fort Worth                       81,255        81,255     1,187,238     1,187,238

                              $ 22,475,032  $ 27,306,240  $ 22,356,015  $ 26,748,933


In fiscal year 1993, the Plan financed the construction of a retail store which is leased to the Company under a long-term noncancelable lease. Total capitalized costs of the store amounted to $1,225,000, which approximates its fair market value.

The investment in the real estate is primarily determined using the income capitalization approach. Under this method, the present value of the future minimum rent under the lease term, including renewal options, estimated percentage rent and estimated residual value of land has been discounted to obtain the present worth or current value of the properties. The Administrative Committee believes the Company's valuation technique represents a good faith estimate of the fair value of the properties.

Note 4   Gains and Losses on Investments

The Plan realized a gain of $270,162 on the sale of Color Tile, Inc.'s 12-3/8% senior notes for the year ended June 30, 1992.

The net change in unrealized appreciation (depreciation) in securities was $334,708 and ($136,927) for the year ended June 30, 1993 and 1992, respectively. The net change in unrealized appreciation of real estate was $103,582 for the year ended June 30, 1993.

Color Tile Employees Investment Plan
Notes to Financial Statements
June 30, 1993 and 1992
(continued)


Note 5   Debt

Debt consisted of the following at June 30, 1993 and 1992:

                                                  1993            1992

14% note, payable monthly in graduated
     installments through November 2001,
     secured by 28 real estate properties      $ 8,318,887     $ 8,804,291

9.75% note, payable in monthly installments
     of $10,594 through February 1, 2003,
     with the remaining balance due in 2003,
     secured by one real estate property and
      related rental income                        986,890            -
14.5% note, payable monthly in graduated
     installments through September 1993,
     secured by 16 real estate properties          166,160         980,211
Draw on line of credit agreement; $500,000
     credit line ($200,000 unused at June 30,
     1993) bearing interest at the Citibank
     prime rate plus 1/2%; the line of credit
     matures in October 1994; secured by
     23,756 shares of Tandy Corporation
     common stock                                  300,000         -

                                               $ 9,771,937     $ 9,784,502


The 14.5% and 14% notes are subject to additional interest in excess of the stated rates. The additional interest is equal to the contingent rental amounts (Note 6) paid on the real estate which collateralizes the notes and totaled $406,662 and $417,481 for the years ended June 30, 1993 and 1992, respectively.

In addition to the above notes, the Plan has available a $500,000 line of credit from which no amount has been drawn at June 30, 1993. In August 1993, the Plan renewed this $500,000 line of credit and drew down $500,000 to fund payments for participant withdrawals and terminations. The outstanding balance on the line of credit bears interest at the Citibank prime rate plus one percent. The line of credit matures in August 1994 and is secured by 37,100 shares of Tandy Corporation common stock.

Color Tile Employees Investment Plan
Notes to Financial Statements
June 30, 1993 and 1992
(continued)


Maturities of debt, for each respective year, ending June 30 are as follows:

  1994                $   757,739
  1995                    978,282
  1996                    777,768
  1997                    891,930
  1998                  1,022,941
  Thereafter            5,343,277

                      $ 9,771,937



Note 6   Party-in-Interest Transactions

The Plan leases all of its real estate (retail outlets) to Color Tile, Inc., the employer of the participants of the Plan, under long-term noncancelable leases which include certain renewal options. The Plan earned $3,270,556 and $3,168,609 in rental income from these leases for the years ended June 30, 1993 and 1992, respectively. Of these amounts, $406,662 and $417,481 represented rental income which was contingent upon the lessee's gross sales.

Future minimum rental income is as follows:

Year ending June 30,          Amount

      1994                $  2,814,157
      1995                   2,814,157
      1996                   2,800,729
      1997                   2,372,288
      1988                   2,169,559
      Thereafter             9,441,565

                          $ 22,412,455



During 1992, Color Tile, Inc. repurchased the senior notes held by the Plan as investments. This repurchase was made at market value based on an open market and resulted in a realized gain of $270,162 to the Plan.

Color Tile Employees Investment Plan
Notes to Financial Statements
June 30, 1993 and 1992
(continued)



Note 7   Net Asset Value Per Unit (unaudited)

The Plan assigns units to allocate the total assets of the Plan to the participants. In accordance with the Plan agreement, the net asset value per unit to be distributed in the event of retirement, termination of employment or withdrawal is calculated as the previous quarter's ending total units divided into the current quarter's ending net assets. The total number of units allocated and the net asset value per unit for each of the following quarters, as calculated by the Plan, are:

                                 Net asset      Number
    Quarter ending:            value per unit   of units

        June 30, 1991          $   465.63      32,634
        September 30, 1991         484.08      32,056
        December 31, 1991          504.27      31,913
        March 31, 1992             516.43      31,616
        June 30, 1992              518.26      31,868
        September 30, 1992         534.25      30,234
        December 31, 1992          552.16      29,554
        March 31, 1993             563.75      29,749
        June 30, 1993              577.08      29,484

Color Tile Employees Investment Plan
Item 30a For 5500 - Schedule of Assets
Held for Investment Purposes                         Additional Information
June 30, 1993                                                    Schedule I


  Identity of                                           Cost        Current
Issue, Borrower      Description of Investment         of Asset       Value
   or Lessor

Tandy Corporation   60,856 shares of common stock   $    63,142   $  1,825,680

Real estate *       45 properties, leased
                    to Color Tile, Inc.               22,330,635    25,399,305

Texas Commerce
  Bank,Fort Worth   Short-term money market fund          81,255        81,255


  Total investments                                  $22,475,032  $ 27,306,240



*  Party-in-interest

																																SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                  COLOR TILE EMPLOYEES
                                  INVESTMENT PLAN

Dated: January 10, 1993        By: DANIEL J. GILMARTIN
                                   Daniel J. Gilmartin
                                   Administrative Committee Member